Exhibit 99.1

                                             , 2005

Re:	Letter Agreement for Continued Employment

Dear :

As you may be aware, Mysticom is in the process of negotiating an agreement with a publicly-traded U.S. based company (“Acquirer”) pursuant to which it is contemplated that all of the share capital of Mysticom will be acquired by Acquirer and Mysticom shall become a wholly-owned subsidiary of Acquirer, subject to certain terms and conditions (the “Acquisition Transaction”).

Mysticom will require your valuable assistance during the period until closing of the Acquisition Transaction and thereafter. In appreciation of your willingness to remain in your current position through the closing date of the Acquisition Transaction and assist in effecting the Acquisition Transaction, it has been decided that you will be offered the opportunity to receive a special retention payment in connection with the Acquisition Transaction, subject to the following terms and conditions:

1. You agree to continue to be employed in your current position with Mysticom through the closing date of the Acquisition Transaction and for a period of not less than fifteen (15) days from the closing date of the Acquisition Transaction (the “Retention Time Period”) to assist with transition matters. To avoid doubt, the Retention Time Period is the minimal period of time you are being asked to continue as an employee of Mysticom in order to qualify for the special bonus, and nothing in this Letter Agreement shall be construed as advance notice of termination of your employment. Please be assured that there is no current intention to terminate your employment.

2. Except as explicitly agreed in writing otherwise with Mysticom and/or Acquirer, you will continue to be employed by Mysticom on substantially the same terms and conditions currently applying to your employment with Mysticom until such employment is terminated by either your or Mysticom.

3. Provided that you have continued to be an employee through the Retention Time Period and have not resigned or otherwise been terminated (whether for cause or not), you will be entitled to receive an amount, either in cash or shares of common stock of the Acquirer, at the Acquirer’s election, equal to             (                ) (the “Retention Consideration”).

4. The Retention Consideration will be paid promptly after the end of the Retention Time Period in the same form as the consideration paid in the

1 Hazoran st., New Industrial Zone, Netanya

Write to: P.O.Box 8364, Netanya 42504, Israel

Phone: +972 (9) 8636465 Fax: +972 (9) 8636466

Merger. If paid in common stock, the Retention Consideration will be valued using the average reported closing price for a share of the Acquirer’s common stock on the NASDAQ National Market for the period of ten (10) trading days preceding and ending three (3) trading days prior to the date of payment.

5. You are also requested to sign and date the Retention Agreement Release attached hereto as Exhibit A.

6. To avoid doubt, payment of the Retention Consideration is subject to the successful closing of the Acquisition Transaction. Without derogating from the foregoing, if the Acquisition Transaction is not completed and closed by March 1, 2006, the terms of this Letter Agreement shall terminate immediately without further notice, and you shall not have any claim against Mysticom or Acquirer with respect thereto.

Please indicate your acceptance of these terms by countersigning below.

Respectfully,

Mysticom Ltd.

I agree to the terms set forth above,

1 Hazoran st., New Industrial Zone, Netanya

Write to: P.O.Box 8364, Netanya 42504, Israel

Phone: +972 (9) 8636465 Fax: +972 (9) 8636466